SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On September 12, 2025, Highway Holdings Limited (the “Company”) held its Annual Meeting of Shareholders (the “Annual Shareholders Meeting”) at the offices of TroyGould PC, 1801 Century Park East, Suite 1600, Los Angeles, California U.S.A. At the Annual Shareholders Meeting, the Company’s shareholders voted on two proposals, each of which is described in more detail in the Company’s Proxy Statement filed as Exhibit 99.2 on the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 14, 2025 (the “Proxy Statement”). At the Annual Shareholders Meeting, 2,354,971 common shares, or approximately 51.1% of common shares outstanding at the record date of July 21, 2025 were present at the meeting in person or by proxy. The following is a brief description of each matter voted upon and the certified results, including the number of votes cast for and against each matter.

●	Proposal 1: Roland W. Kohl, Tiko Aharonov and Irene Wong Ping Yim to be elected to the Company’s Board of Directors as Class III directors for a three-year term expiring at the 2028 Annual Meeting of Shareholders; and

●	Proposal 2: a proposal to ratify the selection by the Board of Directors of Marcum Asia CPAs LLP as the independent accountants of the Company for the fiscal year ending March 31, 2026.

Voting Results

Proposal 1: Roland W. Kohl, Tiko Aharonov and Irene Wong Ping Yim were elected as directors with the following votes:

●	Roland W. Kohl was elected with 2,198,367 “FOR” votes and 9,926 “WITHHELD” votes;

●	Tiko Aharonov was elected with 1,974,989 “FOR” votes and 232,804 “WITHHELD” votes; and

●	Irene Wong Ping Yim was elected with 2,149,450 “FOR” votes and 58,343 “WITHHELD” votes.

Proposal 2: This proposal was approved with 2,294,994 “FOR” votes, 6,037 “AGAINST” votes and 53,940 “ABSTAIN” votes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: September 12, 2025	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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